Annual Report

Cover Page

Name of issuer:

FuelGems Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 3/14/2019

Physical address of issuer:

301 Congress Ave #2200
Austin TX 78701

Website of issuer:

http://www.fuelgems.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$626,712.00	$27,699.00
Cash & Cash Equivalents:	$607,126.00	$24,026.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$35,384.00	$0.00
Long-term Debt:	$734,360.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($170,731.00)	($47,301.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

FuelGems Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Kirill Gichunts	CEO	FuelGems Inc.	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Kirill Gichunts	CFO	2019
Kirill Gichunts	Secretary	2019
Kirill Gichunts	President	2019
Kirill Gichunts	Treasurer	2019
Kirill Gichunts	CEO	2019

For three years of business experience, refer to Appendix D: Director & Officer

Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Kirill Gichunts	3550000.0 Common stock	61.77

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> A potential lack of use or public interest in the FuelGems product and change in the legal and regulatory environment in fuel and fuel additives could negatively impact FuelGems's business operations and revenue streams.
>
> FuelGems's current business model is built on a product that has demonstrated performance with variance in results in real life and in research institution/university testing and the leadership has assembled a quality team to grow the company. However, it is possible that the company will not be able to successfully implement future components of the business model, manufacturing using its own equipment to produce the nanoparticles or having the nanoparticles deliver the stated results. If FuelGems is unable to deliver these items, or the market does not respond positively to them, some or all of the usefulness of FuelGems product may be at risk, despite any corrective actions FuelGems may take.
>
> Although FuelGems intends for the FuelGems product to have the stated effects, specifications, uses and applications, FuelGems may make changes to such effects, specifications, uses and applications for any number of reasons.
>
> FuelGems may rely on third parties to develop and build out components of the product or its manufacture. FuelGems may be unable to retain third parties with the requisite expertise, and those it does retain may not adequately perform their obligations under an agreement with FuelGems.
>
> FuelGems's success depends on its continued innovation and increase in the output of the product to provide products that are useful for users. If FuelGems is unable to continue offering high-quality, products, it may be unable to attract additional users or retain current users, which could harm FuelGems's business, results of operations and financial condition. In addition, FuelGems's success depends on its ability to continue to attract users to its product.
>
> If FuelGems runs out of cash and not able to successfully monetize the technology and/or raise additional capital, it may need to liquidate the business.
>
> A prolonged downturn in one or more of the economies in the countries where FuelGems operates and intends to operate would result in reduced demand and will affect the ability of FuelGems product to generate significant revenue.
>
> Forward looking statements and projections are subject to a number of assumptions, risks and uncertainties which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements and projections. These and other factors could adversely affect the outcome and financial effects of the plans and events of FuelGems and may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.
>
> No statement is intended to be nor may be construed as a profit forecast. Prospective investors are cautioned not to invest based on these forward-looking statements and projections.
>
> An investment in FuelGems is speculative and may involve substantial investment and other risks. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of FuelGems's business objectives, and risk of illiquidity. The performance results of an investment in FuelGems stock can be volatile. No representation is made that the FuelGems will achieve certain performance goals or that any investment in FuelGems will make any profit or will not sustain losses. Past performance is no indication of future results. There may be no secondary market for the FuelGems stock and it may be subject to substantial transfer restrictions.
>
> FuelGems develops new and novel and experimental technology. In addition to the risks outlined, there are other risks associated with FuelGems, including those that FuelGems cannot anticipate.
>
> Our business could be adversely affected by the effects of health epidemics, including the recent COVID-19 outbreak, in regions where we, or third parties on which we rely have distribution centers, concentrations of suppliers and sales and marketing teams or other business operations. The COVID-19 pandemic could materially affect our operations, as well as the business or operations of our suppliers, contractors, customers and other third parties with whom we conduct business. The effects of the public health directives and orders, may negatively impact our productivity, disrupt our business and delay our timelines, the magnitude of which will depend, in part, on the length and severity of the

magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

The Company currently, in an effort to attract investors, offers certain benefits (rewards/perks), free of charge. For example, future users of FuelGems product are given discounts. At some point, however, FuelGems may abandon the discounts and benefits that have been or are being provided would no longer be benefits.

The Company may change its financial monetization strategy in the future that can drastically impact financial projections. For example, the Company may elect for a longer period to offer free products in order to attract more customers/users. Such decisions may impact the financial plan and projections that were stated earlier by the management.

FuelGems's existing and potential competitors include, but are not limited to, companies that operate, or could develop nanotechnology based fuel additives. These companies could devote greater technical and other resources than FuelGems has available, have a more accelerated timeframe for deployment and leverage their existing customer bases/distribution network and proprietary technologies to provide products that users might view as superior to FuelGems's offerings. Any of FuelGems's future or existing competitors may introduce different solutions that attract users or provide solutions similar to FuelGems's but with better branding or marketing resources. If FuelGems is not able to continue to attract users of it product, FuelGems's business, results of operations and financial condition would be harmed.

Our prospects must be considered in light of the risks that any new company encounters. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

There is no assurance that you will realize a return on you investment or that you will not lose your entire investment. For this reason, you should read this Form C and all Exhibits carefully and should consult with your own attorney and business advisor prior to making any investment decision.

The financial projections included in this Form C and all other materials or documents supplied by us should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Form C. The financial projections have not been prepared based upon certified public accounting standards and have not been reviewed by an independent accountant. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. The financial projections included herein are based on assumptions made by us regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate such financial projections. Potential investors are advised to consult with their tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. Neither we nor any other person or entity makes any representation or warranty as to the future profitability of an investment in our securities.

The securities that you are acquiring are not freely tradeable until one year from the initial purchase date. Although the securities be tradeable under federal securities law, state securities regulations may apply and each investor hould consult with his or her attorney.

The Company has the right to extend the Offering deadline. This means that your investment may continue to be held in escrow while the Company attempts to raise the target amount even after the offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached.

Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2) and, as a result, the following must be disclosed: (i) the financial information that has been omitted is not otherwise available and will be provided by an amendment to the offering materials; (ii) the investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision; and (iii) no investment commitments will be accepted until after such financial information has been provided.

The Company may never receive a future equity financing that results in the conversion of the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities until they automatically convert to Common Stock. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common stock	10000000	5747513	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	10000
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2019	Regulation D, Rule 506(c)	Common stock	$50,000	General operations
10/2020	Regulation D, Rule 506(c)	SAFE	$35,000	General operations
1/2021	Regulation D, 506(c)	SAFE	$40,200	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We developed a revolutionary fuel additive that greatly improves the cleanness/performance of Gasoline, Diesel, Bio-fuel. Tiny amount of 1 to 5 grams of nanoparticles are needed to treat 260 gallons of fuel, making our additive one of the most powerful and affordable on the market. Users gain up to 1000% ROI. Our additive reduces greenhouse gas and emissions up to 50%, increases engine/fuel pump lubrication and saves fuel.

Our mission is to serve the needs of the massive worldwide fuel market. We believe we can sell our product at a price that is up to 10x+ less than some competitors and results in very high ROI for fuel users. Our goal is to grow rapidly and become a publicly traded company. Our mission is that the fuel worldwide is treated with our nanotechnology for cleaner environment.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

FuelGems Inc. was incorporated in the State of Delaware in March 2019.

Since incorporation:

The company conducted tests including a 7,500 mile road test which showed 9% savings in fuel and several engine cell test which showed reduction in fuel consumption and unburnt hydrocarbons by 50%.

The company retained a strong IP law firm and filed a patent and a provisional patent to protect the key areas of its invention.

The company improved its proprietary plasma nanoparticle reactors.

The company engaged in business development and attracted numerous prospective customers and partners, including a multi billion dollar company, and initiated MOUs to support its business development discussions with prospective clients.

FuelGems secured seed stage funding in order to set up a production facility and expand the output of its additive, secure further IP and engage in sales and marketing efforts.

Historical Results of Operations

Our company was organized in March 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0. Our gross margin was % in fiscal year 2020, compared to % in 2019.

- *Assets.* As of December 31, 2020, the Company had total assets of $626,712, including $607,126 in cash. As of December 31, 2019, the Company had $0 in total assets, including $0 in cash.

- *Net Income.* The Company has had net income of $0 and net income of $0 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively

the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $769,744 for the fiscal year ended December 31, 2020 and $0 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $50,000 in equity and $878,690 in SAFEs.

FuelGems projected runway is 12-18 months before the need for further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds".

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Since raising funding requires 6-8 months, we plan to raise capital in 2-3 months. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

FuelGems Inc. cash in hand is $607,126, as of December 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $10,000/month, for an average burn rate of $10,000 per month

The key trend is that FuelGems raised funding to support critical operational and financial activities.

FuelGems has demand for the product from over 200 B2C and B2B prospective clients. We plan to complete pilots and generate purchase orders and contracts and subsequently work to turn those into revenue. FuelGems management will work to generate revenue in 2021.

FuelGems runway from the funds raised is about 12-18 months. The company is able to rely on its own source of funding.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Kirill Gichunts, certify that:

(1) the financial statements of FuelGems Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of FuelGems Inc. included in this Form reflects accurately the information reported on the tax return for FuelGems Inc. filed for the most recently completed fiscal year.

Kirill Gichunts
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of

Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.fuelgems.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1
    Financials 2

Appendix D: Director & Officer Work History

    Kirill Gichunts
    Kirill Gichunts

Appendix E: Supporting Documents

    Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Early Bird Fuelgems Early Bird SAFE

    Fuelgems SAFE

Appendix C: Financial Statements

    Financials 1

    Financials 2

Appendix D: Director & Officer Work History

Kirill Gichunts

Kirill Gichunts

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing an Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

FuelGems Inc.

By

Kirill Gichunts
_____
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Kirill Gichunts
_____
CEO
4/9/2021

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.